Mail Stop 4561

January 15, 2008

John V. Mulvaney, Sr.
Vice President, Chief Financial Officer and Treasurer
Navistar Financial Corporation
425 N. Martingale Road
Schaumburg, IL 60173

>   **RE: Navistar Financial Corporation**
>   **Form 10-K for Fiscal Year Ended October 31, 2004**
>   **Form 10-K for Fiscal Year Ended October 31, 2005**
>   **Filed February 15, 2005 and December 10, 2007 (respectively)**
>   **File No. 001-04146**

Dear Mr. Mulvaney,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file your response letter dated November 20, 2007 on EDGAR.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis

Guarantees, page 7

2.   Please tell us and revise future filings to disclose, as applicable, your exposure
        related to the bank conduit and swap settlement transaction. Further, please
        clarify how you determined this conduit should not be consolidated, referencing
        all applicable technical guidance.

Financial Statements

Note 2, Restatement of Previously Issued Financial Statements

Retail Securitizations, page 40

3.   We note your revised response to prior comment 15 from our comment letter
        dated September 27, 2005. Please revise to disclose how you determined that you
        retained an element of effective control over certain transferred assets underlying
        retail securitizations under paragraph 9(c) of SFAS 140.

Exchangeable Debt Derivative, page 40

We have considered your revised response to prior comment 9 in our comment letter
dated September 27, 2005 and have the following comments:

- Please provide us with your final journal entries, subsequent to the 2005
  restatement, for recording the original debt issuance and the assumption of the
  debt by the parent company. Please include entries for all components of the
  transaction, including the debt issuance, embedded conversion feature and the
  $50.5 million capital transaction.

- Further, please tell us how you evaluated the issuance and assumption
  transactions to arrive at your conclusion regarding the proper accounting
  treatment, including how you determine the $50.5 million paid to your parent
  company qualifies as a capital contribution. Reference all technical literature and
  guidance used.

- Please specifically tell us how you determined the embedded conversion feature
  qualifies as an embedded derivative that requires bifurcation. Please include
  references to all technical literature and guidance used.

Note 10, Senior and Subordinated Debt, page 50

4.   Please revise to disclose your consolidation policy, specifically related to variable interest entities, in Note 1, Summary of Accounting Policies.

Note 15, Securitization Transactions, page 60

5.   We note that you have a number of off balance sheet securitizations through various financing vehicles. Please tell us, and revise future filings to the extent they are applicable and material, for any non-consolidated conduit or SPE for which you have material exposure:

   a. Categories and rating of assets the off-balance sheet entity holds;

   b. Weighted-average life of assets the off-balance sheet entity holds;

   c. Forms of funding and weighted-average life of the funding the off-balance sheet entity holds;

   d. Any material difficulties the off-balance sheet entity has experienced in issuing its financing during the period;

   e. Any material write-downs or downgrades of assets the off-balance sheet entity holds;

   f. Maximum limit of the losses to be borne by any first loss note holders;

   g. Types of variable interests you hold in the off-balance sheet entity;

   h. Detailed disclosure regarding your obligations under the liquidity facilities. For example, consider the following items, to the extent applicable:

      •   whether there are triggers associated with your obligations to fund,

      •   whether there are any terms that would limit your obligation to perform,

      •   any obligations under the facilities (e.g., to purchase assets from or commercial paper the off-balance sheet entity issued), and their material terms,

      •   whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;

i. Whether you provided or assisted the off-balance sheet entity in obtaining any other type of support, or whether it is your current intention to do so; and

j. Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the entity or incur significant losses associated with the entity.

To the extent that you have identified consolidation and variable interest entities as a critical accounting policy, please also tell us:

k. the scenarios where you would have to consolidate the off-balance sheet entity, and your expectation of the likelihood of such consolidation; and

l. the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity.

Note 16, Fair Value of Financial Instruments, page 64

6. Please revise to disclose the fair value amounts and methods used to determine the fair value amounts for all financial instruments, whether recognized or not recognized on the statement of financial condition. Refer to paragraphs 7 and 10 of SFAS 107 for guidance.

Exhibit 12, Calculation of Ratio of Earnings to Fixed Charges

7. Please refer to prior comment 16 in our letter dated September 27, 2005 and revise this Exhibit to include the calculation of the ratio of earnings to fixed charges for the last five fiscal years as required by Item 503(d) of Regulation S-K.

＊ ＊ ＊ ＊ ＊ ＊ ＊ ＊ ＊ ＊

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant